SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM N-54A

             NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
                      PURSUANT TO SECTION 54(a) OF THE ACT

     The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of Section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of Sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:


Name:   Griffin Industries, Inc.

Address of Principal Business Office:

        1111 Third Avenue, Suite 2500
        Seattle, Washington 98101

Telephone Number:  (206) 326-8090

Name and address of agent for service of process:

        Harbor City Research
        201 E. Baltimore Street, Suite 630
        Baltimore, Maryland, 21202

Check one of the following:

[X]     The company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. The Registration Statement on Form 10 was filed on Friday, January 30, 1998.

[ ]     The company is relying on Rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

        The file number of the registration as an investment company pursuant to Section 8(a) of the Act, if any, of the company:

                Not applicable.

        The undersigned company certifies that it is a closed-end company organized under the laws of the State of Maryland and with its principal place of business in the State of Washington; that it will be operated for the purpose of making investments in securities described in Sections 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

        Pursuant to the requirements of the Act, the undersigned company has caused this Notification of Election to be Subject to Sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of Chicago and State of Illinois on the 2nd day of February, 1998.



                                     GRIFFIN INDUSTRIES, INC.



                                By:  /s/  Omar A. Rizvi
                                     ----------------------------
                                     Omar A. Rizvi
                                     General Counsel